SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 5, 2015

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

PETROBRAS ARGENTINA enters into an agreement to extend

Concessions held in the Province of Río Negro

Buenos Aires, January 5, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) announces that on December 30, 2014 the Legislative Body of the Province of Rio Negro ratified the agreement entered into with the Province on December 9, 2014 and approved by the Executive Branch under Decree No. 1708/2014 dated December 15, 2014, to extend for a 10-year term the three concessions the Company holds in that province: 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén.

This agreement mainly establishes the obligations of Petrobras Argentina S.A. to pay a Fixed Bond of US$40 million, an US$8 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). In addition, it was agreed to assign to Empresa de Desarrollo Hidrocarburífero Provincial Sociedad Anónima (EDHIPSA) 5% of the rights and obligations inherent to the production concession in the Rio Neuquén area in the Province.

Petrobras Argentina plans to spend about US$907.7 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 01/05/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney